# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Citi Trends Inc, CIK 0001318484
CUSIP: 17306X102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 104 COLEMAN BOULEVARD, SAVANNAH, Georgia (GA), 31408
Date of event which requires filing of this statement: 04/16/2025
Amends the filing with accession number 0000929638-23-002611
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,573,486; shared voting power 0; sole dispositive power 2,573,486; shared dispositive power 0; aggregate amount beneficially owned 2,573,486 (31.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Citi Trends Inc
Address of issuer's principal executive offices: 104 COLEMAN BOULEVARD, SAVANNAH, Georgia (GA), 31408
Comment: This amendment was triggered solely due to a change in the number of outstanding Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based on 8,277,733 Shares outstanding as of April 10, 2025, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 16, 2025.

As of the date hereof, the Reporting Person beneficially owned 2,573,486 Shares, constituting approximately 31.1% of the outstanding Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the Shares of the Issuer by the Reporting Person since the filing of Amendment No. 14 to the Schedule 13D.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (04/28/2025)